[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]



                                                  July 7, 2005


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela W. Carmody, Esq.

VIA Facsimile and EDGAR Correspondence

         Re:  Mylan Laboratories Inc.
              Schedule TO-I filed on June 16, 2005
              File No. 005-10728

Dear Ms. Carmody:

         On behalf of our client, Mylan Laboratories Inc., a Pennsylvania corporation (the "Company" or "Mylan"), we provide the following responses in connection with the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission) regarding the Schedule TO-I filed on June 16, 2005 by Mylan, contained in your letter dated June 29, 2005 (the "Comment Letter"). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.


Schedule TO-I
-------------

1. We note that the company has offset the filing fee with the fee paid in connection with the company's registration statement on Form S-4 filed on September 3, 2004. Rule 0-11(a)(2) provides for offsetting fees when the filings are related to one transaction. It is unclear how the Form S-4 relates to this transaction. Please advise.

         Company Response: As discussed by telephone with the Staff on July 1 and July 6, 2005, Mylan had filed a Form S-4 (File No. 333-118828) in September 2004, and after terminating the merger to which it related in February 2005, Mylan withdrew the registration statement in June 2005. Pursuant to Securities Act Rule 457(p), the Company was aware that following withdrawal of a registration statement, the filing fee associated with the related unsold securities could be offset against filing fees due for a subsequent registration statement if certain conditions set forth in such rule were met. Kristin A. Kolesar, Esq., Corporate Counsel for Mylan, contacted the EDGAR Filing Support Department of the Commission by telephone on June 15, 2005 and, after a brief description of the inquiry, was transferred to someone who could assist with regard to the funds in the Company's SEC account. Ms. Kolesar then explained to the gentlemen who took the call (whose name was not provided to her) that Mylan had filed a Form S-4 relating to a merger that was later terminated, that Mylan recently had withdrawn the Form S-4 relating thereto and that Mylan was planning to file a Schedule TO relating to a self-tender on June 16, 2005. Ms. Kolesar asked the gentleman whether a portion of the unused fee paid on such Form S-4 could be used for the fee that would be payable upon filing the Schedule TO. The gentleman, after accessing Mylan's account information, advised Ms. Kolesar that an offset was permitted and, in response to Ms. Kolesar's inquiry, described to her how to complete the "offset box" on the cover of Schedule TO. Mylan followed such instructions when completing the cover of Schedule TO, and then filed the Schedule TO on June 16, 2005. The filing was accepted (and in fact, was not rejected on the basis of non-payment of the required fee).

Offer to Purchase
-----------------

2. It is our position that a material change in the offer occurs when the offer becomes financed, e.g., financing is obtained or the financing condition is otherwise satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Please advise of your intent in this regard. We note that the offer is contingent on the receipt of financing on terms satisfactory to Mylan. We may have further comment.

         Company Response: Pursuant to our discussion by telephone with the Staff on July 1 and July 6, 2005, Mylan intends to make the following statement on an Amendment to Schedule TO to be filed at least five business days prior to the expiration of the Offer:

         "As disclosed in the Offer to Purchase (as defined in Schedule TO filed on June 16, 2005), Mylan Laboratories Inc. ("Mylan" or the "Company") obtained a commitment letter from Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, pursuant to which Merrill Lynch Capital committed to provide Mylan with a $975 million credit facility. Mylan is continuing to arrange financing in connection with the Offer. One of the conditions to the Company's obligation to purchase its common stock in the Offer is that Mylan has obtained or is able to obtain, prior to the expiration date of the Offer, financing (a) pursuant to the terms and conditions of such commitment letter and (b) on terms reasonably satisfactory to the Company, which, with existing cash reserves, will be sufficient to consummate the Offer. The Company today is waiving the portion of such condition that requires the financing to be on terms reasonably satisfactory to the Company. Therefore, this condition is restated as follows:

         'Notwithstanding any other provision of the Offer, Mylan will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to the rules under the Exchange Act, if at any time on or after the commencement of the Offer and before the Expiration Date any of the following events have occurred (or have been determined by Mylan to have occurred) that, in the Company's reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any action or omission to act by Mylan), makes it inadvisable to proceed with the Offer or with acceptance for payment:

            o Mylan is or will be unable prior to the Expiration Date to obtain financing pursuant to the terms and conditions contained in the Commitment Letter described in Section 9, which, with existing cash reserves, will be sufficient to purchase the Shares pursuant to the Offer and pay related fees and expenses.'

         Other conditions of the Offer remain unchanged. Capitalized terms used, but not defined, in this Amendment shall have the meaning set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to Schedule TO on June 16, 2005."

         The Offer currently is scheduled to expire at 5:00 p.m. New York City time on Friday, July 15, 2005. The Company likely will file an Amendment to the Schedule TO on Monday, July 11, 2005 including the information set forth above, and in that Amendment (and by press release) extend the Offer until midnight on July 15, 2005, so that the Offer is open for five business days following the dissemination of the information set forth above.

Annex A
-------

3. Statements made in connection with tender offers are expressly excluded from the safe harbor protections afforded by the Private Securities Litigation Reform Act of 1995. Accordingly, please refrain from references to the safe harbor in future communications.

         Company Response: The Company will comply with the Staff's comment in future communications.

                                     * * *

         In addition, in response to the Staff's request, enclosed is an acknowledgment letter from Edward J. Borkowski, Chief Financial Officer, of the Company.

                                     * * *

         Please telephone the undersigned at (212) 735-3207 or Eric L. Cochran of this firm at (212) 735-2596 if you have any questions or need any additional information.


                                                     Very truly yours,

                                                     /s/ MARIE L. GIBSON

                                                     Marie L. Gibson

cc:    Stuart A. Williams, Esq.
       Kristin A. Kolesar, Esq.

                            Mylan Laboratories Inc.
                             1500 Corporate Drive
                        Canonsburg, Pennsylvania 15317
                               Tel: 724.514.1800
                               Fax: 724.514.1870

July 7, 2005

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Pamela W. Carmody


RE: Mylan Laboratories Inc., Schedule TO-I, filed on June 16, 2005, File No. 005-10728
      ---------------------------------------------------------------

Dear Ms. Carmody:

In response to the request of the staff of the Securities and Exchange Commission (the "Commission") set forth in the staff's letter sent June 29, 2005, Mylan Laboratories Inc. (the "Company") hereby acknowledges that:

          (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing of its Schedule TO and any amendment thereto;

          (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


MYLAN LABORATORIES INC.


By   /s/ EDWARD J. BORKOWSKI
     ----------------------------
    Edward J. Borkowski
    Chief Financial Officer